EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Exemption Report Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

(SEC I.D. No.8-66577)

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Managers of Eze Castle Transaction Services LLC,

We have reviewed Eze Castle Transaction Services LLC's assertions, included in the accompanying Eze Castle Transaction Services LLC Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 26, 2026

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: 617) 530 5000, F: (617) 530 5001, www.pwc.com/us

www.pwc.com

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Exemption Report

December 31, 2025

Eze Castle Transaction Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Eze Castle Transaction Services LLC

I, Joseph Doherty, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Joseph Doherty
Joseph Doherty (Feb 26, 2026 13:47:36 EST)

Joseph Doherty
President

February 26, 2026

ECTS FY25 - Exemption Report

Final Audit Report   2026-02-26

Created:	2026-02-26
By:	Tristen Merchant (tristen.merchant@sscinc.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAkMMJF41hLhOsjDF04ea8xCA7R1VHsywq

"ECTS FY25 - Exemption Report" History

Document created by Tristen Merchant (tristen.merchant@sscinc.com)
2026-02-26 - 5:04:08 PM GMT

Document emailed to Joseph Doherty (joseph.doherty@sscinc.com) for signature
2026-02-26 - 5:04:12 PM GMT

Email viewed by Joseph Doherty (joseph.doherty@sscinc.com)
2026-02-26 - 6:46:22 PM GMT

Document e-signed by Joseph Doherty (joseph.doherty@sscinc.com)
Signature Date: 2026-02-26 - 6:47:36 PM GMT - Time Source: server

Agreement completed.
2026-02-26 - 6:47:36 PM GMT